ARKEMA

February, 15th 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08000786

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : " Full Year 2007 Sales "

Press release

Communiqué de presse

Paris, February 15th 2008

FULL YEAR 2007 SALES

FULL YEAR 2007 SALES UP 4% EXCLUDING CONVERSION AND PERIMETER EFFECTS IN LINE WITH ITS FORECASTS

Arkema's full year 2007 sales stood at €5,675 million, slightly up on its 2006 sales of €5,664 million, a 4% increase excluding foreign exchange rate effect and variations in the scope of business.

This increase resulted from a sound organic growth in volumes (+2.3%) sustained in particular by the development of Arkema's activities in Asia and by targeted projects in North America and in Europe (unit extensions in Industrial Chemicals and launch of new products in Performance Products). This improvement is also due to Arkema's ongoing policy to selectively increase its sales prices (+1.7%) across its three business segments in order to offset the impact of raw material and energy price rises.

The impact on sales of the conversion effect, due primarily to the decline in the US dollar versus euro conversion rate, stood at –2.6%. Variations in the scope of business resulting in particular from portfolio management (acquisition of Coatex, and divestment of Amines in the United States as well as Urea Formaldehyde Resins) had a negative impact of 1.2% on sales. In the 4th quarter, the change in the sales consolidation method for some subsidiaries resulted in a €29 million decrease in Performance Products sales.

Sales per business segment were as follows:

(In millions of euros)	2006	2007	Prices	Volumes	Conversion	Scope
Vinyl Products	1,379	1,418	++	=	=	=
Industrial Chemicals	2,494	2,529	+	++	– –	–
Performance Products	1,784	1,723	++	=	– –	– –

Full year 2007 results will be published on March 5th 2008.

INVESTOR RELATIONS:
Frédéric Gauvard Tel. : +33 1 49 00 82 53 E-mail : frederic.gauvard@arkema.com
Sophie Fouillat Tel. : +33 1 49 00 86 37 E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS:
Jacques Badaroux Tel. : +33 1 49 00 71 34 E-mail : jacques.badaroux@arkema.com
Sybille Chaix Tél. : +33 1 49 00 70 30 E-mail : sybille.chaix@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on Management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions.

ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers.

Financial information for 2006 and 2007 is extracted from the consolidated financial statements of Arkema. The business segment information is presented in accordance with ARKEMA's internal reporting system used by the Management.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.